                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         WORLDGATE COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                         WORLDGATE COMMUNICATIONS, INC.
                        (Name of Filing Person (Offeror))

                  Options under WorldGate Communications, Inc.
                              Amended and Restated
                       1996 Stock Option Plan to Purchase
                    Common Stock, Par Value $0.01 Per Share,
                  That Have an Exercise Price of $5.00 or More
                         (Title of Class of Securities)

                                   98156L-30-7
                     (CUSIP Number of Class of Securities--
                            Underlying Common Stock)

                              Randall J. Gort, Esq.
                  Vice President, General Counsel and Secretary
                         WorldGate Communications, Inc.
                               3190 Tremont Avenue
                           Trevose, Pennsylvania 19053
                                 (215) 354-5100

                                 With a copy to:

                              Walter J. Mostek, Jr.
                           Drinker Biddle & Reath LLP
                                    Suite 300
                              1000 Westlakes Drive
                              Berwyn, PA 19312-2409
                                 (610) 993-2200

                     (Name, Address, and Telephone of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
    Transaction valuation*                          Amount of filing fee
--------------------------------------------------------------------------------
         $29,684,140                                      $5,937
--------------------------------------------------------------------------------


* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes that currently outstanding Eligible Options (as defined herein) to purchase 3,268,146 shares of common stock, valued at $9.09, are acquired by WorldGate Communications, Inc. pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate transaction value.


|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $ 5376
     Form or Registration No.: Schedule TO
     Filing Party: WorldGate Communications, Inc.
     Date Filed: June 25, 2001

     Amount Previously Paid: $ 561
     Form or Registration No.: Schedule TO
     Filing Party: WorldGate Communications, Inc.
     Date Filed: July 16, 2001


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|





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     This Amendment No. 3 further amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission on June 25, 2001, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO, and as further amended and supplemented by Amendment No. 2 to the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") relating to the offer by WorldGate Communications, Inc. ("WorldGate") to exchange all outstanding options to purchase shares of WorldGate common stock held by its employees and directors granted under WorldGate's 1996 stock option plan having an exercise price of $5.00 or more per share for new options to purchase shares of WorldGate common stock upon the terms and subject to the conditions set forth in the Employee Stock Option Exchange Offer, dated June 25, 2001 as amended (as amended, the "Exchange Offer Memorandum"), and in the related Letter to WorldGate Communications, Inc. Optionees, dated June 25, 2001 (the "Transmittal Letter").


ITEM 4.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):

     (c) The Offer expired at 12:00 midnight, Philadelphia time, on Monday, July 30, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 696,359 shares of Common Stock, representing approximately 21.31% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer, we will grant options to purchase an aggregate of 696,359 shares of Common Stock in exchange for such tendered options. We will promptly send to each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit 99(a)(9) as previously filed, indicating the number of shares of Common Stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.





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

ITEM 12.  EXHIBITS.

     EXHIBIT   DESCRIPTION
     NO.

     99(a) (1) WorldGate Communications, Inc. Employee Stock Option Exchange
               Offer Memorandum.*

           (2) Form of Option Exchange Election.*

           (3) Form of Change of Election.*

           (4) Letter to WorldGate Communications, Inc. Optionees, dated June 25, 2001.*

           (5) E-mail message to WorldGate Communications, Inc. Optionees, dated June 11, 2001.*

           (6) WorldGate Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

           (7) WorldGate Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

           (8) WorldGate Communications, Inc., Supplement No. 1 to Employee Stock Option Exchange Offer.*

           (9) Form of Letter to Tendering Option Holders.*

          (10) WorldGate Communications, Inc. Supplement No. 2 to Employee Stock Option Exchange Offer.*

     99(b)     Not applicable.

     99(d) (1) WorldGate Communications, Inc. Amended and Restated 1996 Stock
               Option Plan (incorporated herein by reference to Exhibit 10.10 of WorldGate Communications, Inc.'s Annual Report on Form 10-K, filed with the SEC on April 2, 2001).

           (2) Form of Option Agreement pursuant to WorldGate Communications, Inc. Amended and Restated 1996 Stock Option Plan.*

     99(g)     Not applicable

     99(h)     Not applicable

           *   Previously Filed

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               /s/ Randall J. Gort
-------------------------------------------------------------------------------
                                   (Signature)

      Randall J. Gort, Esq., Vice President, General Counsel and Secretary
-------------------------------------------------------------------------------
                                (Name and title)

                                  July 31, 2001
-------------------------------------------------------------------------------
                                     (Date)

                                    EXHIBITS


     EXHIBIT   DESCRIPTION
     NO.

     99(a) (1) WorldGate Communications, Inc. Employee Stock Option Exchange
               Offer Memorandum.*

           (2) Form of Option Exchange Election.*

           (3) Form of Change of Election.*

           (4) Letter to WorldGate Communications, Inc. Optionees, dated June 25, 2001.*

           (5) E-mail message to WorldGate Communications, Inc. Optionees, dated June 11, 2001.*

           (6) WorldGate Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

           (7) WorldGate Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

           (8) WorldGate Communications, Inc., Supplement No. 1 to Employee Stock Option Exchange Offer.*

           (9) Form of Letter to Tendering Option Holders.*

          (10) WorldGate Communications, Inc. Supplement No. 2 to Employee Stock Option Exchange Offer.*


     99(d) (1) WorldGate Communications, Inc. Amended and Restated 1996 Stock
               Option Plan (incorporated herein by reference to Exhibit 10.10 of WorldGate Communications, Inc.'s Annual Report on Form 10-K, filed with the SEC on April 2, 2001).

           (2) Form of Option Agreement pursuant to WorldGate Communications, Inc. Amended and Restated 1996 Stock Option Plan.*

           *   Previously Filed




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